UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Global Axcess Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941L206

(CUSIP Number)

Michael T. Whealy

First Data Corporation

6200 South Quebec Street

Greenwood Village, Colorado 80111

(303) 967-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37941L206

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).

Cardservice International, Inc. 95-4207932
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions):

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

900,029
8. Shared Voting Power:

0
9. Sole Dispositive Power:

900,029
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

900,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):

4.28%
14.	Type of Reporting Person (See Instructions):

CO

CUSIP No. 37941L206

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).

First Data Corporation 47-0731996
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions):

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

900,029
8. Shared Voting Power:

0
9. Sole Dispositive Power:

900,029
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

900,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11):

4.28%
14.	Type of Reporting Person (See Instructions):

CO

First Data Corporation and Cardservice International, Inc. hereby amend their statement on Schedule 13D filed with the Securities and Exchange Commission on November 16, 2005, as amended by Amendment No. 1 to Schedule 13D filed on April 10, 2006, to reflect the beneficial ownership of less than five percent of the common stock (the “Common Stock”) of Global Axcess Corp., a Nevada corporation (the “Company”).

Item 2. Identity and Background

(a) – (c)

This statement is being filed by First Data Corporation, a Delaware corporation (“First Data”), and Cardservice International, Inc., a California corporation and a wholly owned subsidiary of First Data (“CSI”). First Data is a global leader in payment systems, electronic commerce and information management products and services. The principal business and office address of First Data is 6200 South Quebec Street, Englewood, Colorado 80111. CSI provides bankcard processing services and its principal business and office address is located at 6101 Condor Drive, Moorpark, California 93021.

The following individuals are the executive officers and directors of First Data (with asterisks indicating the directors):

Name	Present Principal Occupation or Employment	Business Address
David P. Bailis	President, First Data Financial Services	First Data Resources 6855 Pacific Street Omaha, NE 68106

Guy A. Battista	Executive Vice President and Chief Information Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Peter Boucher	Executive Vice President, Human Resources, First Data Corporation	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Daniel P. Burnham*	Retired	6284 San Marcos Pass Road Santa Barbara, CA 93105-9775

David A. Coulter*	Managing Director & Senior Advisor Warburg Pincus LLC	Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017-3147

Alison Davis*	Managing Director, Belvedere Capital Partners	Belvedere Capital Partners One Maritime Plaza, Suite 825 San Francisco, CA 94111

David Dibble	Executive Vice President, Chief Technology Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Henry C. Duques*	Chief Executive Officer	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Peter B. Ellwood*	Director and Non-Executive Chairman of Imperial Chemical Industries PLC	The ICI Group 20 Manchester Square London, W1U 3AN U.K.

Christina A. Gold	President, Western Union Financial Services	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Jack M. Greenberg*	Retired	333 West Wacker Drive Suite 1015 Chicago, IL 60606

Courtney F. Jones*	Retired	500 East 77th Street Apt. 2224 New York, NY 10162

Richard P. Kiphart*	Head of Corporate Finance Department, William Blair & Company, L.L.C.	William Blair & Co. 222 West Adams Street Chicago, IL 60606

Edward A. Labry III	President, First Data Commercial Services	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Kimberly S. Patmore	Executive Vice President and Chief Financial Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Pamela H. Patsley	President, First Data International, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

James D. Robinson III*	General Partner, RRE Ventures	RRE Ventures 126 E. 56th Street, 22nd Floor New York, NY 10022

Charles T. Russell*	Retired	2056 King Mesa Drive Henderson, NV 89012

Joan E. Spero*	President, Doris Duke Charitable Foundation	Doris Duke Charitable Foundation 650 Fifth Avenue, 19th Floor New York, NY 10019

Arthur F. Weinbach*	Chairman and Chief Executive Officer, Automatic Data Processing, Inc.	Automatic Data Processing, Inc. One ADP Boulevard Roseland, NJ 07068

Michael T. Whealy	Executive Vice President, Secretary, General Counsel and Chief Administrative Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

The following individuals are the executive officers and directors of CSI (with asterisks indicating the directors):

Name	Present Principal Occupation or Employment	Business Address
John B. Barrett	Senior Vice President, CSI	Cardservice International, Inc. 6101 Condor Drive Moorpark, CA 93021

Kimberly A. Fitzsimmons	President, CSI	Cardservice International, Inc. 6101 Condor Drive Moorpark, CA 93021

Edward A. Labry III*	President, First Data Commercial Services	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Michael T. Whealy*	Executive Vice President, Secretary, General Counsel and Chief Administrative Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

(d)	During the last five years, none of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the foregoing persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	First Data is a Delaware corporation and CSI is a California corporation. Each of the executive officers and directors identified under Item 2(a) – (c) is a citizen of the United States of America.

Item 5. Interest in Securities of the Issuer

(a)	Under SEC rules and as of the date of this filing, CSI beneficially owns 900,029 shares, or 4.28%, of the Company’s Common Stock (such percentage being calculated based the Company’s Quarterly Report on Form 10-QSB filed on May 15, 2006, which shows that on May 12, 2006 there were 21,011,786 shares of Common Stock outstanding). Since CSI is a wholly owned subsidiary of First Data, First Data may be deemed the beneficial owner of all the shares of Common Stock set forth in this Item 5(a). Except as set forth in this Item 5(a), none of First Data, CSI or, to the knowledge of either of them, any executive officer or director of First Data or CSI identified in Item 2 above beneficially owns any shares of Common Stock.

(b)

CSI has the sole voting power and sole dispositive power over the 900,029 shares of Common Stock. Since CSI is a wholly owned subsidiary of First Data, First Data may be deemed to have sole voting power and sole dispositive power over the shares of Common Stock set forth in this Item 5(b).

The information contained in Item 5(a) is incorporated herein by reference.

On June 7, 2006 CSI sold 15,000 shares of Common Stock at an average price of $.6000 per share in open market transactions affected through Morgan Stanley.

On June 6, 2006 CSI sold 35,600 shares of Common Stock at an average price of $.6000 per share in open market transactions affected through Morgan Stanley.

On June 5, 2006 CSI sold 14,400 shares of Common Stock at an average price of $.6396 per share in open market transactions affected through Morgan Stanley.

On June 2, 2006 CSI sold 10,000 shares of Common Stock at an average price of $.6575 per share in open market transactions affected through Morgan Stanley.

On June 1, 2006 CSI sold 19,000 shares of Common Stock at an average price of $.7063 per share in open market transactions affected through Morgan Stanley.

On May 31, 2006 CSI sold 15,000 shares of Common Stock at an average price of $.7050 per share in open market transactions affected through Morgan Stanley.

On May 30, 2006 CSI sold 10,000 shares of Common Stock at an average price of $.7700 per share in open market transactions affected through Morgan Stanley.

On May 25, 2006 CSI sold 17,500 shares of Common Stock at an average price of $.8029 per share in open market transactions affected through Morgan Stanley.

On May 24, 2006 CSI sold 32,500 shares of Common Stock at an average price of $.7828 per share in open market transactions affected through Morgan Stanley.

On May 23, 2006 CSI sold 10,000 shares of Common Stock at an average price of $.7500 per share in open market transactions affected through Morgan Stanley.

On May 18, 2006 CSI sold 10,000 shares of Common Stock at an average price of $.7300 per share in open market transactions affected through Morgan Stanley.

On May 12, 2006 CSI sold 10,000 shares of Common Stock at an average price of $.8000 per share in open market transactions affected through Morgan Stanley.

On May 11, 2006 CSI sold 11,500 shares of Common Stock at an average price of $.8700 per share in open market transactions affected through Morgan Stanley.

(c)	Except as set forth in this Item 5(c), none of First Data, CSI or, to the knowledge of either of them, any of the executive officers or directors of First Data or CSI identified in Item 2 above have effected transactions in Common Stock in the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2006

FIRST DATA CORPORATION

By:	/s/ Michael T. Whealy
Name:	Michael T. Whealy
Title:	Executive Vice President, Secretary, General Counsel and Chief Administrative Officer

CARDSERVICE INTERNATIONAL, INC.

By:	/s/ John B. Barrett
Name:	John B. Barrett
Title:	Senior Vice President